Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE DIGITAL VIDEO SOLUTION SELECTED BY LIFETIME ENTERTAINMENT

Solution forms a foundation for U.S. network’s multi-platform digital strategy

        HERZLIYA, Israel, April 11, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that its customized professional digital video ingest system developed with Venaca, Inc., a leading provider of media asset management solutions, has been deployed by Lifetime Entertainment Services for the network’s transition from tape into a file-based environment.

        The new digital video solution will be on display at the Venaca booth (SL 1603) at the National Association of Broadcasters show (NAB), April 24-27, 2006 in Las Vegas.

        When part of a Digital Asset Management (DAM) system, the integrated solution enables top quality video capture, Edit Decision List (EDL) creation, annotation archive retrieval, editing and asset management at the same time. It incorporates Optibase encoding technologies with specially developed capabilities such as frame accurate encoding engines; digital master (50 Mbps MPEG-2 IMX) and proxy ingest (3 Mbps MPEG-2 and MPEG-1), embedded audio, and decode while encode for the real time verification of the actual output content.

        “Our tenured video expertise has enabled us to work closely with our customers to define the specifications, develop the software, integrate the hardware platforms and provide a full system, up to the standards of a professional broadcaster,” said Ofer Harari, vice president, professional services, Optibase. “On top of our renowned encoding technology, Lifetime Entertainment benefits from expert integration that resulted in a comprehensive cost effective solution.”

        “Creating a master archive with quality files is a critical component of the foundation for a robust digital asset management system. Optibase has proven itself as an excellent technology partner for building custom systems that require sophisticated technologies and complex integration,” said Eric Bolten, vice president, sales, Venaca. “We are proud of the outcome and are marketing a complete solution to additional networks that are merging broadcast and IT technologies.”

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

About Venaca

        Venaca, Inc. is a leading technology company specializing in media digital asset management for the broadcast, media and entertainment industry. The company utilizes a proprietary platform for storing, managing and distributing multimedia digital content. The company provides broadcast quality and high resolution video, audio, film and other media services. Its customers include Turner Broadcasting, Lifetime, College Sports Television Network (CSTV) and Sesame Workshop. More information about the company can be found at www.venaca.com.

This press release contains forward-looking statements concerning our marketing for integrated system solution with Venaca, Inc., that incorporate Optibases’s encoding technologies. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the ability of Venaca, Inc., to sell its products which incorporate Optibase technologies, the evolving market for digital video,, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.